RESIDENT PARTNERS:
PEGGY P. Y. CHEUNG	JONES DAY SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG
PHILLIP GEORGIOU
JOELLE S. L. LAU		TELEPHONE: (852) 2526-6895
ANITA P. F. LEUNG		FACSIMILE: (852) 2868-5871
CHIANG LING LI
GRAHAM LIM
BENJAMIN MCQUHAE
SCOTT D. PETERMAN
CHRISTOPHER SWIFT
MICHELLE TAYLOR
ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:
MICHAEL ARRUDA (California, USA)
HAIFENG HUANG (New York, USA)
CHRISTINE KIM (New York, USA)
JULIAN LIN (California, USA)
MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNER:
SEBASTIEN EVRARD

August 24, 2015

Via EDGAR and Overnight Courier

Office of Merger and Acquisition

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:

Ms. Christina Chalk

Senior Special Counsel

Re:	Nam Tai Property Inc.

Schedule TO-I filed August 3, 2015

File No. 5-46775

Dear Ms. Chalk:

On August 6, 2015, Nam Tai Property Inc. (the “Company”) received a comment letter from the Staff (the “Comment Letter”) in connection with the Company’s Schedule TO filed on August 3, 2015. The Company responded to the Comment Letter on August 17, 2015 and on the same date the Company received additional oral comments (the “Oral Comments”) seeking further clarification with respect to two of the responses. The Company has requested us to respond to the Oral Comments.

We have retyped the Oral Comments below in bold for your ease of reference. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Company’s Schedule TO filed on August 3, 2015, as amended.

The Company has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment (the “Amendment 2”) to the Schedule TO that reflects these revisions. A copy of the Amendment 2 has been included with the copies of this response letter delivered to you via overnight courier.

ALKHOBAR    • AMSTERDAM    • ATLANTA    • BEIJING    • BOSTON    • BRUSSELS    • CHICAGO    • CLEVELAND    • COLUMBUS    • DALLAS

DUBAI    • DÜSSELDORF    • FRANKFURT    • HONG KONG    • HOUSTON    • IRVINE    • JEDDAH    • LONDON    • LOS ANGELES

MADRID    • MEXICO CITY    • MILAN    • MOSCOW    • MUNICH    • NEW YORK    • PARIS    • PITTSBURGH    • RIYADH    • SAN DIEGO

SAN FRANCISCO    • SAO PAULO    • SHANGHAI    • SILICON VALLEY    • SINGAPORE    • SYDNEY    • TAIPEI    • TOKYO    • WASHINGTON

JONES DAY
August 20, 2015 Page 2 of 5

Item 13. Schedule 13E-3

1	The Staff acknowledges the Company’s initial response that none of the directors and executive officers of the Company intends to, or is in discussion with a third party to, effect a going private transaction. Nevertheless, the Staff seeks further analysis that in conjunction with the tender offer initiated on April 28, 2015, whether this can be construed as a series of transactions reasonably likely to result in a going-private effect.

The Company respectfully submits that this Tender Offer and the tender offer initiated on April 28, 2015 are not steps in a series of transactions reasonably likely to result in a going-private effect.

The Company prefaced that the completion of this Tender Offer is conditioned on that this Tender Offer would not cause the shares of the Company be held by fewer than 300 persons, or cause the shares to be delisted from the New York Stock Exchange or to be eligible for deregistration under the Exchange Act.

As previously disclosed, the impetus for this Tender Offer is that the Company believes there is a divergence between its current share price and the value of the Company and its subsidiaries as a whole, including its land holdings. As a result, the Company believes the best way to return shareholder value to its investors is through a sufficiently large tender offer that permits certain investors to exit immediately while the remaining investors, who would enjoy a larger percentage of ownership interest in the Company following the tender offer, may also benefit in the increase in share price.

After taking into account the necessary capital expenditures for its land development projects, the Company believes that a tender offer of up to 15 million shares at $5.50 per share would not deplete the Company of its necessary cash or cash equivalent to (i) continue to operate as a public company, (ii) carry out its land development projects, and (iii) allow the Company to continue to maintain a sufficiently large investor pool. The Company arrived at this conclusion by assuming that even if the Company accepts 15,000,000 tendered shares, the maximum amount under this Tender Offer, the Company would still have 24,618,322 shares, or approximately 25 million shares, issued and outstanding, based on 39,618, 322 shares issued and outstanding as of July 31, 2015. The Company concluded that this is a sufficiently large investor pool for it to operate as a public company, which also exceeds the threshold for delisting from the New York Stock Exchange or be eligible for deregistration under the Exchange Act.

The Company also reiterates that it has obtained confirmation from its directors and executive officers that they do not intend to, and is not in discussion with any third party to, effect a going private transaction in the foreseeable future. They intend to continue to operate the Company as a publicly listed company and execute its business plan as disclosed elsewhere in the Company’s periodic reports and press releases.

Schedule TO-I – Item 10. Financial Statements

2	The Staff acknowledges the Company’s initial response that it has sufficient cash and cash equivalent to fund this Tender Offer. Nevertheless, the Staff requests

JONES DAY
August 20, 2015 Page 3 of 5

further analysis on the Company’s determination that the cash required for this Tender Offer is not sufficiently material to call for the disclosure of a pro forma financial statements, or, alternatively, the Company to provide pro forma financial statements.

The following set forth the Company statements of comprehensive income and balance sheet, assuming the following: (i) the Tender Offer had been completed as of January 1, 2015 at the cost of US$82.5 million; (ii) the Company incurred additional US$35.0 million for a total of US$90.0 million in short-term bank borrowing to facilitate the U.S. dollar payment obligations for the payment of the tendered shares; (iii) the Company incurred US$165,000 in expenses for the Tender Offer; (iv) the Company reduced its dividend paid for the second quarter of 2015, as a result of having 15 million less shares outstanding as of January 1, 2015 (there was no impact on dividend paid for the first quarter of 2015 as the record date for first quarter dividend paid was December 31, 2014); (v) the Company incurred additional interest expense in connection with the increase in short-term bank borrowing; and (vi) the Company had additional US$7.5 million in surplus cash and cash equivalent as it drew down on the full US$$90.0 million.

Nam Tai Property Inc.

Condensed Consolidated Statements of Comprehensive Income

(In Thousands of US Dollars)

	Six months ended June 30, 2015
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Rental income	$1,616	$1,616
Rental expense	(1,011)	(1,011)

Net rental income	605	605
General and administrative expenses	(5,759)	(5,759)

Operating loss	(5,154)	(5,154)

Other income, net	1,584	1,584
Interest income(6)	4,827	4,986
Interest expenses(5)	(260)	(985)

Income before income tax	997	431

Income from continuing operations	997	431
Loss from discontinued operations, net of tax	(202)	(202)

Consolidated income	795	229

Consolidated comprehensive income(5)(6)	$795	$229

Earnings per Share
Basic earnings per share	0.02	0.01
Diluted earnings per share	0.02	0.01

JONES DAY
August 20, 2015 Page 4 of 5

Nam Tai Property Inc.

Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	As of June 30, 2015
	Actual	As Adjusted(1)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents(1)(2)(4)	$232,464	$185,212
Short term investments	66,139	66,139
Prepaid expenses and other receivables(6)	4,387	4,546
Finance lease receivable – current	3,422	3,422
Assets held for sale	21,534	21,534
Current assets from discontinued operations	94	94

Total current assets	328,040	280,947

Property, plant and equipment, net	28,782	28,782
Land use rights	12,108	12,108
Other assets	164	164

Total assets	$369,094	$322,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(2)	$55,000	$90,000
Accrued expenses and other payables(3)(5)	2,205	3,095
Dividend payable(4)	1,585	985
Current liabilities from discontinued operations	160	160

Total current liabilities	58,950	94,240

EQUITY
Shareholders’ equity:
Common shares(1)	396	246
Additional paid-in capital(1)(2)(3)	257,643	175,076
Retained earnings(4)(5)(6)	43,173	43,507
Accumulated other comprehensive income	8,932	8,932

Total shareholders’ equity	310,144	227,761

Total liabilities and shareholders’ equity	$369,094	$322,001

Notes:

(1)	assuming the Tender Offer had been completed as of January 1, 2015 at the cost of US$82.5 million;
(2)	the Company incurred additional US$35.0 million for a total of US$90.0 million in short-term bank borrowing to facilitate the U.S. dollar payment obligations for the payment of the tendered shares;
(3)	the Company incurred US$165,000 in expenses for the Tender Offer;
(4)	the Company reduced its dividend paid for the second quarter of 2015 as a result of having 15 million less shares outstanding following the Tender Offer (there was no impact on dividend paid for the first quarter of 2015 as the record date for first quarter dividend paid was December 31, 2014);
(5)	the Company incurred additional interest expense of US$725,332 in connection with the increase in short-term bank borrowing; and
(6)	the Company had additional US$7.5 million in surplus cash and cash equivalent as it drew down on the full US$$90.0 million.

JONES DAY
August 20, 2015 Page 5 of 5

* * * * *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me by telephone at my office in Hong Kong at (852) 3189-7282 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	M.K. Koo – Executive Chairman

Shan-Nen Bong – Chief Financial Officer

Nam Tai Property Inc.